Filed Pursuant to Rule 433
Registration Statement No. 333-215597

MARKET-LINKED STEP UP NOTES

	Market-Linked Step Up Notes Linked to an Asian Equity Index and Underlying Fund Basket	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure
An Asian equity index and Underlying Fund basket comprised of the Hang Seng China Enterprises Index (Bloomberg symbol: “HSCEI”), the Taiwan Stock Exchange Capitalization Weighted Stock Index (Bloomberg symbol: “TWSE”), the KOSPI 200 Index (Bloomberg symbol: “KOSPI2”), the iShares® MSCI India ETF (Bloomberg symbol: “INDA”) and the WisdomTree India Earnings Fund (Bloomberg symbol: “EPI”)

Payout Profile at Maturity
●  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
●  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
●  1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk

Step Up Value	[112.00% to 116.00%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.20 to $1.60] per unit, a [12.00% to 16.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes and are willing to take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/9631/000091412118001357/bn48109672-fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes, including repayment of principal, are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●	Changes in the value of one of the Basket Components may be offset by changes in the values of the other Basket Components.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights that a holder of an Underlying Fund or the securities represented by Basket Components would have, you will have no rights to receive any of the Underlying Funds or the securities represented by Basket Components, and you will not be entitled to dividends or other distributions by the issuers of these securities.

●
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, although the value of the Underlying Funds  will generally reflect the U.S. dollar value of the securities included in such Underlying Funds, you will not obtain the benefit of any increase in the value of the currencies in which securities in the Indices trade against the U.S. dollar, which you would have received if you had owned the securities in the Indices during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

●	The stocks included in each Basket Component that is an Index are concentrated in a limited number of companies.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS's Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.